Exhibit 99.1

RECONCILIATION BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) AND IFRS ACCOUNTING STANDARDS (“IFRS”)

The unaudited interim condensed consolidated financial information for the six months ended June 30, 2025 of GDS Holdings Limited (the “Company”) are prepared under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and reviewed by the Audit Committee of the Board.

Basis of Preparation

The Directors of the Company are responsible for preparing the Company’s reconciliation statement in relation to the effects of material differences between the Company’s financial information prepared under U.S. GAAP and IFRS Accounting Standards (“IFRS”) as of and for the six months ended June 30, 2025 (the “Reconciliation Statement”) in accordance with the relevant requirements of the Listing Rules and relevant guidance in HKEX-GL111-22. The Reconciliation Statement comprises a reconciliation setting out the financial effect of material differences between the Company’s accounting policies under U.S. GAAP and IFRS, and an explanation of such differences.

Reconciliation Process

The process applied in the preparation of Reconciliation Statement includes:

(i)	Extracting relevant financial information from the Company’s unaudited interim condensed consolidated financial information for the six months ended June 30, 2025 as disclosed in the interim report prepared in accordance with U.S. GAAP as the “Amounts as reported under U.S. GAAP” in respect of the unaudited condensed consolidated statement of operations for the six months ended June 30, 2025 and the unaudited condensed consolidated balance sheet as of June 30, 2025;

(ii)	Identifying material differences between the Company’s financial statements prepared under U.S. GAAP and IFRS, and quantifying the financial effects resulting from such differences; and

(iii)	Preparing the description of the reconciliating items to explain the differences in the accounting policies.

Limited Assurance Engagement and Results

KPMG was engaged by the Company to conduct work on the Reconciliation Statement and to report thereon in the form of an independent limited assurance conclusion to the Directors based on the evidence obtained in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) Assurance Engagements Other Than Audits or Reviews of Historical Financial Information (“HKSAE 3000 (Revised)”) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”).

A limited assurance engagement consists of making inquiries, primarily of persons responsible for the preparation of the Reconciliation Statement, assessing the suitability of the basis of preparation and the reconciliation process, and applying other procedures. The procedures selected depend on their understanding of the Reconciliation Statement and other engagement circumstances, and the consideration of areas where material misstatements are likely to arise. These procedures included:

(i)	Comparing the financial information in the columns “Amounts as reported under U.S. GAAP” as set out in the Reconciliation Statement with the corresponding financial statement line items in the Company’s unaudited interim condensed consolidated financial information for the six months ended June 30, 2025 as disclosed in the interim report;

(ii)	Evaluating the adjustments made and evidence supporting the adjustments made in arriving at the “Amounts as reported under IFRS” as set out in the Reconciliation Statement with reference to the basis of preparation and the reconciliation process;

RECONCILIATION BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) AND IFRS ACCOUNTING STANDARDS (“IFRS”)

(iii)	Checking the arithmetic accuracy of the computation of the “Amounts as reported under IFRS” as set out in the Reconciliation Statement; and

(iv)	Reading the description of the material differences to determine whether it is in line with their knowledge obtained in performing the above procedures.

The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.

KPMG’s engagement did not involve independent examination of any of the underlying records or other sources from which the Reconciliation Statement was extracted. The procedures performed in accordance with HKSAE 3000 (Revised) is different in scope from an audit or a review conducted in accordance with Hong Kong Standards on Auditing or Hong Kong Standards on Review Engagements issued by the HKICPA and consequently, KPMG did not express an audit opinion nor a review conclusion on the Reconciliation Statement. KPMG’s engagement was intended solely for the use of the Directors in connection with the Company’s interim report for the six months ended 30 June, 2025 and may not be suitable for another purpose. Based on the procedures performed and evidence obtained, nothing has come to KPMG’s attention that causes them to believe:

(i)	The amounts in the columns “Amounts as reported under U.S. GAAP” as set out in the Reconciliation Statement are not in agreement with the amounts of corresponding financial statement line items in the Company’s unaudited interim condensed consolidated financial information for the six months ended June 30, 2025 as disclosed in the interim report;

(ii)	The adjustments made in arriving at the “Amounts as reported under IFRS” as set out in the Reconciliation Statement are not prepared, in all material respects, in accordance with the basis of preparation and reconciliation process as set out above; and

(iii)	The computation of the amounts in the columns “Amounts as reported under IFRS” as set out in the Reconciliation Statement are not arithmetically accurate.

RECONCILIATION BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) AND IFRS ACCOUNTING STANDARDS (“IFRS”)

The Company's unaudited interim condensed consolidated financial information are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS. The effects of material differences between U.S. GAAP and IFRS are as follows:

(i)	Reconciliation of consolidated statements of operations data:

		For the six months ended June 30, 2024
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Lease (Note (a))	Convertible Bonds due 2029 and 2030 (Note (b))	Redeemable preferred shares of the Company (Note (d))	Redeemable preferred shares of DayOne (Note (e))	Long-lived assets impairment (Note (g))	Amounts as reported under IFRS
Cost of revenue	(3,924,899)	32,250	-	-	-	36,085	(3,856,564)
Gross profit	1,086,929	32,250	-	-	-	36,085	1,155,264

General and administrative expenses	(447,437)	2,684	-	-	-	4,156	(440,597)
Income from continuing operations	565,110	34,934	-	-	-	40,241	640,285

Net interest expenses	(912,779)	(51,483)	(194,120)	(38,090)	-	-	(1,196,472)
Loss from continuing operations before income taxes	(323,101)	(16,549)	(194,120)	(38,090)	-	40,241	(531,619)

Income tax expenses	(122,256)	1,316	-	-	-	(2,553)	(123,493)
Loss from continuing operations	(445,357)	(15,233)	(194,120)	(38,090)	-	37,688	(655,112)

Loss from operations of discontinued operations, net of income taxes	(131,342)	(43)	-	-	(91,133)	1,331	(221,187)
Loss from discontinued operations	(131,342)	(43)	-	-	(91,133)	1,331	(221,187)

Net loss	(576,699)	(15,276)	(194,120)	(38,090)	(91,133)	39,019	(876,299)

Net loss from continuing operations	(445,357)	(15,233)	(194,120)	(38,090)	-	37,688	(655,112)
Net loss from continuing operations attributable to non-controlling interests	(3,186)	-	-	-	-	(48)	(3,234)
Net loss from continuing operations attributable to GDS Holdings Limited shareholders	(448,543)	(15,233)	(194,120)	(38,090)	-	37,640	(658,346)

Loss from discontinued operations	(131,342)	(43)	-	-	(91,133)	1,331	(221,187)
Net loss from discontinued operations attributable to redeemable non-controlling interests	9,465	-	-	-	(9,465)	-	-
Net loss from discontinued operations attributable to GDS Holdings Limited shareholders	(123,025)	(43)	-	-	(100,598)	1,331	(222,335)

Net loss attributable to GDS Holdings Limited shareholders	(571,568)	(15,276)	(194,120)	(38,090)	(100,598)	38,971	(880,681)

Cumulative dividend on redeemable preferred shares	(26,935)	-	-	26,935	-	-	-
Net loss available to GDS Holdings Limited ordinary shareholders	(598,503)	(15,276)	(194,120)	(11,155)	(100,598)	38,971	(880,681)

RECONCILIATION BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) AND IFRS ACCOUNTING STANDARDS (“IFRS”)

	For the six months ended June 30, 2025
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Lease (Note (a))	Convertible Bonds due 2029 and 2030 (Note (b))	Convertible Bonds due 2032 (Note (c))	Redeemable preferred shares of the Company (Note (d))	Long-lived assets impairment (Note (g))	Deconsolidation of subsidiaries (Note (h))	Equity method investments (Note (j))	Amounts as reported under IFRS
Cost of revenue	(4,289,695)	31,825	-	-	-	59,438	-	-	(4,198,432)
Gross profit	1,333,751	31,825	-	-	-	59,438	-	-	1,425,014

General and administrative expenses	(470,472)	2,398	-	(28,237)	-	6,611	-	-	(489,700)
Income from continuing operations	779,823	34,223	-	(28,237)	-	66,049	-	-	851,858

Net interest expenses	(846,466)	(49,692)	(213,671)	(7,812)	(39,343)	-	-	-	(1,156,984)
Others, net	18,930	-	-	(627,524)	29,404	-	-	-	(579,190)
Gain on deconsolidation of subsidiaries	1,057,045	-	-	-	-	-	(1,595)	-	1,055,450
Income from continuing operations before income taxes and share of results of equity method investees	1,011,726	(15,469)	(213,671)	(663,573)	(9,939)	66,049	(1,595)	-	173,528

Income tax expenses	(264,559)	7,572	-	-	-	(3,133)	-	-	(260,120)
Share of results of equity method investees	(53,677)	-	-	-	-	-	-	(478)	(54,155)
Net income (loss) from continuing operations	693,490	(7,897)	(213,671)	(663,573)	(9,939)	62,916	(1,595)	(478)	(140,747)

Net income (loss)	693,490	(7,897)	(213,671)	(663,573)	(9,939)	62,916	(1,595)	(478)	(140,747)

Net income (loss) from continuing operations	693,490	(7,897)	(213,671)	(663,573)	(9,939)	62,916	(1,595)	(478)	(140,747)
Net income from continuing operations attributable to non-controlling interests	(2,769)	-	-	-	-	(62)	-	-	(2,831)
Net income (loss) from continuing operations attributable to GDS Holdings Limited shareholders	690,721	(7,897)	(213,671)	(663,573)	(9,939)	62,854	(1,595)	(478)	(143,578)

Net income (loss) attributable to GDS Holdings Limited shareholders	690,721	(7,897)	(213,671)	(663,573)	(9,939)	62,854	(1,595)	(478)	(143,578)

Cumulative dividend on redeemable preferred shares	(27,076)	-	-	-	27,076	-	-	-	-
Net income (loss) available to GDS Holdings Limited ordinary shareholders	663,645	(7,897)	(213,671)	(663,573)	17,137	62,854	(1,595)	(478)	(143,578)

RECONCILIATION BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) AND IFRS ACCOUNTING STANDARDS (“IFRS”)

(ii)	Reconciliation of consolidated balance sheets data:

	As of December 31, 2024
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Lease (Note (a))	Convertible Bonds due 2029 and 2030 (Note (b))	Redeemable preferred shares of the Company (Note (d))	Other redeemable non-controlling interests (Note (f))	Long-lived assets impairment (Note (g))	Deconsolidation of subsidiaries (Note (h))	Amounts as reported under IFRS
Property and equipment, net	40,204,133	5,054,616	-	-	-	(1,477,961)	-	43,780,788
Prepaid land use rights, net	21,774	-	-	-	-	(259)	-	21,515
Operating lease right-of-use assets	5,193,408	(5,193,408)	-	-	-	-	-	-
Goodwill and intangible assets. net	6,367,493	(39,305)	-	-	-	(22,561)	81,165	6,386,792
Other non-current assets	2,704,194	23,852	-	77,635	-	103,708	-	2,909,389
Total non-current assets	62,035,557	(154,245)	-	77,635	-	(1,397,073)	81,165	60,643,039
Total assets	73,648,628	(154,245)	-	77,635	-	(1,397,073)	81,165	72,256,110

Operating lease liabilities, current	117,345	(117,345)	-	-	-	-	-	-
Finance lease and other financing obligations, current	636,152	109,141	-	-	-	-	-	745,293
Total current liabilities	9,078,098	(8,204)	-	-	-	-	-	9,069,894

Convertible bonds payable, non-current	8,576,583	-	(1,208,421)	-	-	-	-	7,368,162
Operating lease liabilities, non-current	1,279,726	(1,279,726)	-	-	-	-	-	-
Finance lease and other financing obligations, non-current	7,601,651	1,383,528	-	-	-	-	-	8,985,179
Other long-term liabilities	1,537,952	10,588	-	-	-	(37,046)	-	1,511,494
Redeemable preferred shares	-	-	-	1,050,503	-	-	-	1,050,503
Total non-current liabilities	40,901,897	114,390	(1,208,421)	1,050,503	-	(37,046)	-	40,821,323
Total liabilities	49,979,995	106,186	(1,208,421)	1,050,503	-	(37,046)	-	49,891,217

Redeemable preferred shares	1,080,656	-	-	(1,080,656)	-	-	-	-
Total mezzanine equity	1,080,656	-	-	(1,080,656)	-	-	-	-

Additional paid-in capital	29,596,268	-	2,372,576	437,095	286,053	-	-	32,691,992
Accumulated other comprehensive loss	(1,094,377)	(6)	205,500	8,464	-	-	-	(880,419)
Accumulated deficit	(6,044,372)	(260,425)	(1,369,655)	(337,771)	(286,053)	(1,357,915)	81,165	(9,575,026)
Total GDS Holdings Limited shareholders’ equity	22,458,046	(260,431)	1,208,421	107,788	-	(1,357,915)	81,165	22,237,074
Non-controlling interests	129,931	-	-	-	-	(2,112)	-	127,819
Total equity	22,587,977	(260,431)	1,208,421	107,788	-	(1,360,027)	81,165	22,364,893

Total liabilities, mezzanine equity and equity	73,648,628	(154,245)	-	77,635	-	(1,397,073)	81,165	72,256,110

RECONCILIATION BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) AND IFRS ACCOUNTING STANDARDS (“IFRS”)

	As of June 30, 2025
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Lease (Note (a))	Convertible Bonds due 2029 and 2030 (Note (b))	Convertible Bonds due 2032 (Note (c))	Redeemable preferred shares of the Company (Note (d))	Other redeemable non- controlling interests (Note (f))	Long-lived assets impairment (Note (g))	Deconsolidation of subsidiaries (Note (h))	Held for sale assets (Note (i))	Equity method investments (Note (j))	Amounts as reported under IFRS
Held for sale assets, current	1,057,213	-	-	-	-	-	-	-	2,872	-	1,060,085
Total current assets	17,938,416	-	-	-	-	-	-	-	2,872	-	17,941,288

Long term investments in equity investees	7,992,290	-	-	-	-	-	-	-	-	(477)	7,991,813
Property and equipment, net	39,483,401	4,880,625	-	-	-	-	(1,418,707)	-	-	-	42,945,319
Prepaid land use rights, net	16,357	-	-	-	-	-	(255)	-	-	-	16,102
Operating lease right-of-use assets	5,026,725	(5,026,725)	-	-	-	-	-	-	-	-	-
Goodwill and intangible assets, net	5,640,294	(39,305)	-	-	-	-	(15,771)	79,570	(2,872)	-	5,661,916
Other non-current assets	3,101,572	31,047	-	-	106,663	-	103,074	-	-	-	3,342,356
Total non-current assets	61,260,639	(154,358)	-	-	106,663	-	(1,331,659)	79,570	(2,872)	(477)	59,957,506
Total assets	79,199,055	(154,358)	-	-	106,663	-	(1,331,659)	79,570	-	(477)	77,898,794

Convertible bonds payable, current	-	-	-	2,843,568	-	-	-	-	-	-	2,843,568
Accrued expenses and other payables	1,481,129	-	-	1,650,773	-	-	-	-	-	-	3,131,902
Operating lease liabilities, current	114,565	(114,565)	-	-	-	-	-	-	-	-	-
Finance lease and other financing obligations, current	673,303	106,095	-	-	-	-	-	-	-	-	779,398
Total current liabilities	8,983,053	(8,470)	-	4,494,341	-	-	-	-	-	-	13,468,924

Convertible bonds payable, non-current	12,344,675	-	(990,386)	(3,795,220)	-	-	-	-	-	-	7,559,069
Operating lease liabilities, non-current	1,250,300	(1,250,300)	-	-	-	-	-	-	-	-	-
Finance lease and other financing obligations, non-current	7,276,321	1,362,516	-	-	-	-	-	-	-	-	8,638,837
Other long-term liabilities	1,432,400	10,211	-	-	-	-	(34,546)	-	-	-	1,408,065
Redeemable preferred shares	-	-	-	-	1,058,229	-	-	-	-	-	1,058,229
Total non-current liabilities	44,624,928	122,427	(990,386)	(3,795,220)	1,058,229	-	(34,546)	-	-	-	40,985,432
Total liabilities	53,607,981	113,957	(990,386)	699,121	1,058,229	-	(34,546)			-	54,454,356

Redeemable preferred shares	1,076,027	-	-	-	(1,076,027)	-	-	-	-	-	-
Total mezzanine equity	1,076,027	-	-	-	(1,076,027)	-	-	-	-	-	-

Additional paid-in capital	30,701,491	-	2,372,576	(36,948)	464,171	286,053	-	-	-	-	33,787,343
Accumulated other comprehensive loss	(947,243)	7	201,136	1,400	8,000	-	-	-	-	1	(736,699)
Accumulated deficit	(5,353,651)	(268,322)	(1,583,326)	(663,573)	(347,710)	(286,053)	(1,295,061)	79,570	-	(478)	(9,718,604)
Total GDS Holdings Limited shareholders’ equity	24,401,159	(268,315)	990,386	(699,121)	124,461	-	(1,295,061)	79,570	-	(477)	23,332,602
Non-controlling interests	113,888	-	-	-	-	-	(2,052)	-	-	-	111,836
Total equity	24,515,047	(268,315)	990,386	(699,121)	124,461	-	(1,297,113)	79,570	-	(477)	23,444,438

Total liabilities, mezzanine equity and equity	79,199,055	(154,358)	-	-	106,663	-	(1,331,659)	79,570	-	(477)	77,898,794

RECONCILIATION BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) AND IFRS ACCOUNTING STANDARDS (“IFRS”)

Notes:

(a)	Leases

Under U.S. GAAP, there is a dual-classification lease accounting model for lessees: finance leases and operating leases. For operating leases, unless the right-of-use asset has been impaired, the amortization of right-of-use assets and the interest expense of lease liabilities are recorded together as a single lease cost on a straight-line basis over the remaining lease term.

Under IFRS, all leases are classified as finance leases, where right-of-use assets are amortized on a straight-line basis, while interest expense of lease liabilities are recorded in interest expenses under the effective interest method, which generally yields a “front-loaded” expense with more expense recognized in earlier years of the lease.

(b)	Convertible Bonds due 2029 and 2030

Under U.S. GAAP, Convertible Bonds due 2029 and 2030 of the Company are classified as liabilities and measured at amortized cost, with any difference between the initial carrying value and the repayment amount recognized as interest expenses using effective interest method over the period from the issuance date to the maturity date.

Under IFRS, Convertible Bonds due 2029 and 2030 of the Company are divided into liability and equity components with the initial value of the liability component being the present value of a straight bond and the remaining value allocated to the equity component. The issuance cost is allocated between the liability and equity components. The liability component of the convertible bonds is subsequently measured at amortized cost using the effective interest rate method.

(c)	Convertible bonds due 2032

Under U.S. GAAP, Convertible Bonds due 2032 of the Company are classified as liabilities and measured at amortized cost, with any difference between the initial carrying value and the repayment amount recognized as interest expenses using effective interest method over the period from the issuance date to the maturity date.

Under IFRS, Convertible Bonds due 2032 of the Company are divided into derivative and non-derivative liability components with the initial value of the derivative component being the fair value and the remaining value allocated to the non-derivative liability component. The issuance cost is allocated between the derivative and non-derivative components. The portion allocated to the derivative component is recognized as expense immediately. The derivative component is subsequently measured at fair value with changes in fair value recognized in profit or loss. The non-derivative liability component of the convertible bonds is subsequently measured at amortized cost using the effective interest rate method.

RECONCILIATION BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) AND IFRS ACCOUNTING STANDARDS (“IFRS”)

(d)	Redeemable preferred Shares of the Company

Under U.S. GAAP, the redeemable preferred shares of the Company are classified as mezzanine equity since they are redeemable at the option of the holder. The issuance cost is treated as an adjustment to the initial value of the redeemable preferred shares of the Company. The redeemable preferred shares of the Company are subsequently accreted to the redemption value using effective interest rate.

Under IFRS, the redeemable preferred shares of the Company are divided into derivative component, non-derivative liability component and equity component with the initial value of the derivative component being the fair value, the initial value of the non-derivative liability component referring the present value of a straight debt and the remaining value allocated to the equity component. The issuance cost is allocated among the derivative, the non-derivative liability and the equity components. The non-derivative liability component of the redeemable preferred shares of the Company is subsequently amortized using effective interest rate.

(e)	Redeemable preferred Shares of DayOne Data Centers Limited (“DayOne”)

Under U.S. GAAP, when the non-controlling interests are redeemable at the option of the non-controlling shareholder, or contingently redeemable upon the occurrence of a conditional event that is not solely within the control of the Company, the non-controlling interests are separately classified as mezzanine equity. As a result, the Series A Preferred Shares issued by DayOne, which were redeemable non-controlling interests, were classified as mezzanine equity and initially measured at fair value. Since the redemption was not considered probable, they were subsequently measured pursuant to ASC 810 (i.e. increased or decreased for the non-controlling interests’ share of net income or loss).

Under IFRS, the Series A Preferred Shares issued by DayOne were bifurcated into liability and equity components. The liability component was measured at redemption value and the equity component was measured at the residual amount. The liability component was subsequently amortized using effective interest rate.

The balance of redeemable preferred shares of DayOne was derecognized upon deconsolidation of DayOne. The difference in carrying value of the mezzanine equity recognized under U.S. GAAP and the liability under IFRS upon deconsolidation was reflected in gain on deconsolidation of subsidiaries.

RECONCILIATION BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) AND IFRS ACCOUNTING STANDARDS (“IFRS”)

(f)	Other redeemable non-controlling interests

Under U.S. GAAP, when the non-controlling interests are redeemable at the option of the non-controlling shareholder, or contingently redeemable upon the occurrence of a conditional event that is not solely within the control of the Company, the non-controlling interests are separately classified as mezzanine equity. If the redemption is not considered probable, they are subsequently measured pursuant to ASC 810 (i.e. increased or decreased for the non-controlling interests’ share of net income or loss). If the redemption is considered probable, they are subsequently measured as the greater of (i) the balance determined pursuant to ASC 810 and (ii) the balance determined pursuant to ASC 480-10-S99-3A (i.e. the redemption value, which cannot be lower than initial amount). As the redemption was considered probable, the subsequent accretion to redemption value of the redeemable non-controlling interests was charged against additional paid-in capital.

Under IFRS, the redeemable non-controlling interests, other than the Series A Preferred Shares of DayOne, were presented as liability, as the Company did not have the unconditional right to avoid delivering cash or another financial asset, and measured at fair value subsequently. The changes in the fair value were subsequently recognized in profit or loss.

(g)	Long-lived assets impairment

Under U.S. GAAP, two-step approach is used in the measurement and recognition of impairment loss of long-lived assets. During step one, recoverability test, the carrying amount is first compared with the undiscounted cash flows, using entity specific assumptions. During step two, measurement test, if the carrying amount is higher than the undiscounted cash flows, an impairment loss is measured as the difference between the carrying value and fair value. Subsequent reversal of a previously recognized impairment loss is prohibited.

Under IFRS, a one-step approach is used in impairment testing. The carrying amount is compared with the recoverable amount, which is the higher of fair value less costs of disposal or the asset’s value in use based on the net present value of future cash flows. Therefore, the difference in impairment assessment results in difference in impairment loss under IFRS. In addition, the lease accounting difference leads to difference in the carrying amounts of right-of-use assets and thus results in difference in impairment loss. If there is an indication of reversal of impairment for a long-lived asset and the recoverable amount of the impaired asset or cash generating unit increases subsequently, then the impairment loss is generally reversed. A reversal of an impairment loss is generally recognized in profit or loss.

(h)	Deconsolidation of subsidiaries

Under both U.S. GAAP and IFRS, when the Company reorganizes its reporting structure in a manner that changes the composition of one or more of its reporting units, or when a portion of a reporting unit that constitutes a business is to be disposed of, goodwill is reassigned to the reporting units affected using a relative fair value allocation approach. The differences in goodwill balance and the relative fair value of reporting units between U.S. GAAP and IFRS lead to the difference in allocation of goodwill and gain on deconsolidation of subsidiaries.

RECONCILIATION BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) AND IFRS ACCOUNTING STANDARDS (“IFRS”)

(i)	Held for sale assets

Under both U.S. GAAP and IFRS, non-current assets and some groups of assets and liabilities (“disposal groups”) are classified as held-for-sale if their carrying amounts will be recovered principally through sale and specific criteria related to their sale are met, and the held for sale assets include the goodwill which is reassigned to the reporting units to be disposed of using a relative fair value allocation approach. The differences in goodwill balance and the relative fair value of reporting units between U.S. GAAP and IFRS lead to the difference in allocation of goodwill and the balance of held for sale assets.

(j)	Equity method investments

Under both U.S. GAAP and IFRS, equity method is used to account for the investments in equity investees if the Company has significant influence but does not have control over the investee. The differences in the results of the investees are caused by the differences in accounting treatment of transactions such as leases and long-lived assets impairment under U.S. GAAP and IFRS, which lead to differences in share of results of equity method investees and the balances of long-term investments in equity investees.